Exhibit 11

INTERNATIONAL PAPER COMPANY
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS
(Unaudited)
(In millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003

Earnings from continuing operations	$101	$85	$171	$136
Discontinued operation	92	3	95	6
Cumulative effect of accounting change	—	—	—	(10)

Net earnings	193	88	266	132
Effect of dilutive securities	—	—	—	—

Net earnings—assuming dilution	$193	$88	$266	$132

Average common shares outstanding	485.6	479.0	485.0	479.0
Effect of dilutive securities Stock options	2.6	1.2	2.8	1.0

Average common shares outstanding—assuming dilution	488.2	480.2	487.8	480.0

Earnings per common share from continuing operations	$0.21	$0.18	$0.35	$0.28
Discontinued operation	0.19	0.01	0.20	0.02
Cumulative effect of accounting change	—	—	—	(0.02)

Net earnings per common share	$0.40	$0.19	$0.55	$0.28

Net earnings per common share—assuming dilution	$0.40	$0.19	$0.55	$0.28

Note: If an amount does not appear in the above table, the security was antidilutive for the period presented. Antidilutive securities included preferred securities of a trust for the periods presented. Stock options are antidilutive in periods when net losses are recorded.